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                                 EXHIBIT 99.2

                            INCENTIVE STOCK OPTION

     Silicon Valley Bancshares (the "Company"), pursuant to its 1997 Equity Incentive Plan (the "Plan"), has granted to Optionee an option to purchase shares of the common stock of the Company ("Common Stock"). This option is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     The grant hereunder is in connection with and in furtherance of the Company's compensatory benefit plan for participation of the Company's employees (including officers), directors or consultants. Defined terms not explicitly defined in this agreement shall have the same definitions as in the Plan or in the Notice of Grant of Stock Options and Grant Agreement ("Notice of Grant"), to which this agreement is attached.

     The details of your option are as follows:

     1. TOTAL NUMBER OF SHARES SUBJECT TO THIS OPTION. The total number of shares of Common Stock subject to this option is set forth in the Notice of Grant.

     2. VESTING. Subject to the limitations contained herein, the shares will vest (become exercisable) as set forth in the Notice of Grant until either (i) you cease to provide services to the Company for any reason, or (ii) this option becomes fully vested.

     3.   OPTION PRICE AND METHOD OF PAYMENT.

          (a) OPTION PRICE. The Option Price per Share of this option is the price set forth in the Notice of Grant, such price being not less than one hundred percent (100%) of the fair market value of the Common Stock on the date of grant of this option.

          (b) METHOD OF PAYMENT. Payment of the Option Price per Share is due in full upon exercise of all or any part of each installment which has accrued to you. You may elect, to the extent permitted by applicable statutes and regulations, to make payment of the Option Price under one of the following alternatives:

                    (i) Payment of the Option Price per Share in cash (including check) at the time of exercise;

                    (ii) Provided that at the time of exercise the Company's Common Stock is publicly traded and quoted regularly in the Wall Street Journal, payment by delivery of already-owned shares of Common Stock, held for the period required to avoid a charge to the Company's reported earnings, and owned free and clear of any liens, claims, encumbrances or security interests, which Common Stock shall be valued at its fair market value on the date of exercise; or
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                    (iii) Payment by a combination of the methods of payment
permitted by subparagraph 3(b)(i) and (ii) above.

     4. WHOLE SHARES.  This option may only be exercised for whole shares.

     5. SECURITIES LAW COMPLIANCE. Notwithstanding anything to the contrary contained herein, this option may not be exercised unless the shares issuable upon exercise of this option are then registered under the Securities Act or, if such shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act.

     6. TERM. The term of this option commences on the Date of Grant and expires on the Expiration Date, unless this option expires sooner as set forth below or in the Plan. In no event may this option be exercised on or after the Expiration Date. This option shall terminate prior to the Expiration Date as follows: three (3) months after the termination of your Continuous Status as an Employee, Director or Consultant with the Company or an Affiliate of the Company unless one of the following circumstances exists:

         (a) Your termination of Continuous Status as an Employee, Director or Consultant is due to your disability. This option will then expire on the earlier of the Expiration Date set forth above or twelve (12) months following such termination of Continuous Status as an Employee, Director or Consultant. You should be aware that if your disability is not considered a permanent and total disability within the meaning of Section 422(c)(6) of the Code, and you exercise this option more than three (3) months following the date of your termination of employment, your exercise will be treated for tax purposes as the exercise of a "nonstatutory stock option" instead of an "incentive stock option."

         (b) Your termination of Continuous Status as an Employee, Director or Consultant is due to your death. This option will then expire on the earlier of the Expiration Date set forth above or twelve (12) months after your death.

         (c) Your termination of continuous status as an employee or consultant is due to Cause (as defined in the Plan). This option will then expire on the date of such termination.

         (d) If during any part of such three (3)-month period you may not exercise your option solely because of the condition set forth in paragraph 5 above, then your option will not expire until the earlier of the Expiration Date set forth above or until this option shall have been exercisable for an aggregate period of three (3) months after your termination of Continuous Status as an Employee, Director or Consultant.
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         (e) If your exercise of the option within three (3) months after termination of your Continuous Status as an Employee, Director or Consultant with the Company or with an Affiliate of the Company would result in liability under section 16(b) of the Securities Exchange Act of 1934, then your option will expire on the earlier of (i) the Expiration Date set forth above, (ii) the tenth (10th) day after the last date upon which exercise would result in such liability or (iii) six (6) months and ten (10) days after the termination of your Continuous Status as an Employee, Director or Consultant with the Company or an Affiliate of the Company.

     However, this option may be exercised following termination of Continuous Status as an Employee, Director or Consultant only as to that number of shares as to which it was exercisable on the date of termination of Continuous Status as an Employee, Director or Consultant under the provisions of paragraph 2 of this option.

     In order to obtain the federal income tax advantages associated with an "incentive stock option," the Code requires that at all times beginning on the date of grant of the option and ending on the day three (3) months before the date of the option's exercise, you must be an employee of the Company or an Affiliate of the Company, except in the event of your death or permanent and total disability. The Company has provided for continued vesting or extended exercisability of your option under certain circumstances for your benefit, but cannot guarantee that your option will necessarily be treated as an "incentive stock option" if you provide services to the Company or an Affiliate of the Company as a consultant or exercise your option more than three (3) months after the date your employment with the Company and all Affiliates of the Company terminates.

     7. EXERCISE.

        (a) This option may be exercised, to the extent specified above, by delivering a Notice of Exercise (in the form attached or otherwise designated by the Company) together with the Option Price, to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require pursuant to subsection 12(e) of the Plan.

        (b)  By exercising this option you agree that:

             (i) as a precondition to the completion of any exercise of this option, the Company may require you to enter an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of this option; (2) the lapse of any substantial risk of forfeiture to which the shares are subject at the time of exercise; or (3) the disposition of shares acquired upon such exercise; and

             (ii) you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of this option that occurs within two (2) years after the date of this option grant or within one (1) year after such shares of Common Stock are transferred upon exercise of this option.
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     8. Transferability.  This option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise this option.

     9. Option Not a Service Contract. This option is not an employment contract and nothing in this option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company, or of the Company to continue your employment with the Company. In addition, nothing in this option shall obligate the Company or any Affiliate of the Company, or their respective shareholders, Board of Directors, officers or employees to continue any relationship which you might have as a Director or Consultant for the Company or Affiliate of the Company.

     10. Notices. Any notices provided for in this option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the address specified below or at such other address as you hereafter designate by written notice to the Company.

     11. Governing Plan Document. This option is subject to all the provisions of the Plan, a copy of which is attached hereto and its provisions are hereby made a part of this option, including without limitation the provisions of
Section 6 of the Plan relating to option provisions, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this option and those of the Plan, the provisions of the Plan shall control.

     12. Shareholder Approval. This option is subject to shareholder approval of the Plan within twelve (12) months of the Plan adoption date. If shareholder approval is not obtained within such twelve (12)-month period, this option shall immediately terminate in its entirety.